UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SUNTERRA CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

86787D 20 8

(CUSIP Number of Class of Securities)

CD Capital Management LLC
2 North Riverside Plaza, Suite 720
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 466-3226

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(PAGE 1 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
31-1816593

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 537,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 999,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%	OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA,	OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 2 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 562,772 (see Item 5)
8. SHARED VOTING POWER 461,434 (see Item 5)
9. SOLE DISPOSITIVE POWER 1,024,206 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,024,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%	OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 3 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
04-3818748

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 782,000 (see Item 5)
8. SHARED VOTING POWER -0- (see Item 5)
9. SOLE DISPOSITIVE POWER 782,000 (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%	OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 4 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON: New World Opportunity Partners II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
42-1681457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 290,122 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,122

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%	OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 5 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSON: NWFP I LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
20-3708673

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 171,312 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER -0- (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,312

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 6 OF 10 PAGES)

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 7 of 10 Pages

1.	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
36-4337005

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- (see Item 5)
8. SHARED VOTING POWER 25,000 (see Item 5)
9. SOLE DISPOSITIVE POWER -0- (see Item 5)
10. SHARED DISPOSITIVE POWER 25,000 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

(PAGE 7 OF 10 PAGES)

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), New World Opportunity Partners II, LLC, a Delaware limited liability company (‘‘NWOP II’’), NWFP I LLC, a Delaware limited liability company (‘‘NWFP’’) and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, Magnetar, NWOP II, and NWFP, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 4 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, and Amendment No. 3 thereto filed with the Commission on April 24, 2006 (collectively, the ‘‘Schedule 13D’’).

The purpose of this Amendment No. 4 is to (i) report certain discussions with the Issuer and the contents of a letter addressing certain concerns of the Reporting Persons regarding the Issuer and (ii) reflect the purchase of shares by CD Capital. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to reflect the additional purchases set forth on Schedule A to this Amendment No. 4:

All purchases of Common Stock reflected on Schedule A to this Amendment No. 4 were made in open market transactions with investment funds of the Reporting Persons in accounts under management, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 4 was approximately $255,260, all of which was expended by CD Investment. These amounts are in addition to the amounts previously reported.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On April 26, 2006, Mr. Ziegelman of CD Capital delivered to Mr. David Gubbay and Mr. Nicholas J. Benson, Chairman and CEO, respectively, of the Issuer, a letter to the Board of Directors of the Issuer, dated April 26, 2006, with respect to a number of issues (the "Issues Letter"), a copy of which is attached hereto as Exhibit 99.14 and which is incorporated by reference herein. The Issues Letter addresses a number of issues of concern to Mr. Ziegelman and the Reporting Persons, including, without limitation, (i) the high level of the Issuer's General and Administrative expenses, (ii) the delay in appointing Sean Greene to the Board of Directors, (iii) the Issuer's disclosure policy, and (iv) strategic challenges faced by the Issuer and the possible retention of an investment banking firm with respect to exploring strategic alternatives. Mr. Ziegelman further requested a forum to discuss these matters with the Board of Directors to which Mr. Gubbay responded by setting up a preliminary conference call for Mr. Ziegelman with Messrs. Gubbay and Benson in the afternoon of April 27, 2006, at which time the parties reviewed the contents of the Issues Letter. Upon completion of the conference call, Mr. Ziegelman and Messrs. Gubbay and Benson concluded that a more meaningful conversation could be achieved under a confidentiality agreement. In connection with such discussions, CD Capital is willing to enter into a mutually acceptable confidentiality letter, to be negotiated with the Issuer. Mr. Ziegleman believes that such a confidentiality agreement could be negotiated and executed within the next 48 hours. If and when the parties enter into a confidentiality agreement, Mr. Ziegelman believes he will be provided with information that could affect the matters addressed in the Issues Letter and thus no definitive, specific plan, proposal or recommendation has been made at this point in time. However, Mr. Ziegelman will be strongly urging the Issuer to: (i) consider the facts and issues raised by the Issues Letter; and (ii) where appropriate, take immediate actions to correct such issues. These immediate actions may include, but are not limited to:

(i)	implementing an expense reduction program -- a 10-20% reduction in its G&A Expenses, with a longer term goal of reducing G&A Expenses to between 10-13% of total revenues -- and which would address what Mr. Ziegelman perceives to be duplicative infrastructure, seemingly high executive employee (cash) compensation and likely redundant corporate officer positions;
(ii)	immediately appointing Sean Greene to the Board of Directors;

(PAGE 8 OF 10 PAGES)

(iii)	working with Mr. Ziegelman to establish a new and modified disclosure policy with the aim of fuller disclosure to the Issuer’s shareholders and the investing public; and

(iv)	retaining a top-tier national or regional investment banking firm to help the Board understand and explore possible strategic alternatives, including, without limitation, potential non-core asset dispositions and/or other value maximizing transactions involving all or part of the Issuer, especially in connection with the BCG analysis that is currently ongoing.

The Reporting Persons expressly reserve the right to propose other matters identified in and related to the Issues Letter, including without limitation, the implementation of a stock repurchase program. In addition, the Reporting Persons expressly reserve the right to propose other matters such as dispositions of non-core assets, transactions or actions with respect to Europe, and/or other value maximizing transactions with respect to all or parts of the Issuer, particularly following receipt by the Board of the BCG report and receipt by the Board of advice from a qualified investment banking firm. Mr. Ziegelman seeks to continue his dialogue with, and work with, the Issuer’s Board of Directors and management with respect to efforts to unlock shareholder value, including, without limitation, the matters outlined in the Issues Letter, the outcome of the BCG report (which Mr. Ziegelman believes should be summarized for the Issuer’s shareholders), and the outcome of discussions with a qualified investment banking firm which Mr. Ziegelman believes that the Board should immediately retain as noted above. The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to reflect the additional purchases of Common Stock shown on Schedule A to this Amendment No. 4, as follows:

As a result of the purchase of 20,000 shares of Common Stock as reflected on Schedule A to this Amendment No. 4, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased from 1,786,206 constituting approximately 9.1% of the Outstanding Shares to 1,806,206 constituting approximately 9.2% of the Outstanding Shares; the 1,004,206 shares of Common Stock constituting approximately 5.1% of the Outstanding Shares as reflected for Mr. Ziegelman in the chart of beneficial ownership increased to 1,024,206 constituting approximately 5.2% of the Outstanding Shares; the 979,206 shares of Common Stock constituting approximately 5% of the Outstanding Shares as reflected for CD Capital in the chart of beneficial ownership increased to 999,206 constituting approximately 5.1% of the Outstanding Shares; the 517,772 shares of Common Stock constituting approximately 2.6% of the Outstanding Shares under the caption "CD Capital/Mr. Ziegelman" in paragraph (a) has increased to 537,772 shares of Common Stock constituting approximately 2.7% of the Outstanding Shares; the 979,206 shares of Common Stock constituting approximately 5.0% of the Outstanding Shares under the caption "CD Capital/Mr. Ziegelman" in paragraph (a) has increased to 999,206 shares of Common Stock constituting approximately 5.1% of the Outstanding Shares; and the 517,772 shares of Common Stock under the caption "CD Capital/Mr. Ziegelman" in paragraph (b) has increased to 537,772 shares of Common Stock.

Paragraph (c) of Item 5 is amended by adding the following thereto:

Except for the transactions described on Schedule A attached to this Amendment No. 4, there have been no transactions by the Reporting Persons hereunder since the filing of Amendment No. 3 previously filed by the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.14	Issues Letter dated April 26, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.

(PAGE 9 OF 10 PAGES)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 27, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
NEW WORLD OPPORTUNITY PARTNERS II, LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Managing Member
NWFP I LLC
By: /s/ Michael Brodsky
Name: Michael Brodsky Title: Manager
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

(PAGE 10 OF 10 PAGES)

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of Amendment No. 3. All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(1)
April 25, 2006	20,000	$12.763	$255,260

(1)	Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit 99.14	Issues Letter dated April 26, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.